August 1, 2012

VIA EMAIL: HILLB@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Brandon Hill

Re:	Letter dated July 26, 2012 from Mr. Larry Spirgel, Assistant Director
Universal Electronics Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 14, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2012
File No. 000-21044

Dear Mr. Hill:

We have reviewed the comments of the staff in Assistant Director’s Spirgel letter dated July 26, 2012 and offer the following responses. To aid the staff’s review of this information, we have included the staff’s comments in standard print and the Company’s responses in italics, and have referenced all of our responses to the staff’s comments as numbered in Assistant Director’s Spirgel letter dated July 26, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Off Balance Sheet Arrangements, page 36

1.	We note your disclosure that you do not participate in any off balance sheet arrangements “[o]ther than the contractual obligations disclosed above.” Pursuant to Item 303(a)(4) of Regulation S-K, you are required to discuss off-balance sheet arrangement that have or are reasonably likely to have a current or future effect on your performance. To the extent you have off-balance sheet arrangements, in your future filings please provide the disclosure specified by paragraphs (A), (B), (C) and (D) of Item 303(a)(4)(i) of Regulation S-K.

Response No. 1

In our future filings, we will provide the disclosure specified by paragraphs (A), (B), (C) and (D) of Item 303(a)(4)(i) of Regulation S-K to the extent we have off-balance sheet arrangements.

UNIVERSAL ELECTRONICS INC.

6101 Gateway Drive

Cypress, California 90630

714.820.1000

714.820.1010 Facsimile

www.ueic.com

United States Securities and Exchange Commission

August 1, 2012

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

2.	We note your disclosure that you use performance ratings to place your individual executives in the “lower, middle or upper third of the total direct compensation opportunity range.” In your future filings, please disclose within this section the overall rating for each named executive officer during the applicable period and their placement in the total direct compensation opportunity range for each period.

Response No. 2

In our future filings, within the Compensation Discussion and Analysis we will disclose within the Compensation Discussion and Analysis section the overall rating for each named executive officer during the applicable period and their placement in the total direct compensation opportunity range for each period.

Please also be advised that the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the staff’s comments contained in Assistant Director’s Spirgel letter dated July 26, 2012. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is bhackworth @ueic.com and my direct telephone number is +1.714.820.1170.

Respectfully submitted,

UNIVERSAL ELECTRONICS INC.

/s/ Bryan M. Hackworth
Bryan M. Hackworth
Senior Vice President and CFO

c:	Paul D. Arling
Richard A. Firehammer, Jr., Esq.